ทะเบียนเลขที่ File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/ L.265 /2003

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

03 OCT -8 AM 7:21

September 26, 2003

03032570

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Transfer of the President of PTTEP

The Board of Directors of PTT Public Company Limited (PTT), in the meeting held on September 25, 2003 issued an order for Mr. Chitrapongse Kwangsukstith, President of PTT Exploration and Production Public Company Limited (PTTEP) to return to PTT and assume the position of Senior Executive Vice President, PTT Gas, effective on October 6, 2003.

PTTEP will promptly call the Nomination Committee Meeting and the Board of Directors meeting in order to elect the new president.

Yours sincerely,

Chitrapongse Kwangsukstith
President

dw 10/8